Issuer Free Writing Prospectus dated January 21, 2010
(Relating to the Preliminary Prospectus
Supplement dated January 20, 2010 and
the Prospectus dated August 7, 2008)
Filed Pursuant to Rule 433
Registration No. 333-152856
Validus Holdings, Ltd.
$250,000,000
8.875% Senior Notes due 2040
Final Term Sheet Dated January 21, 2010

Issuer	Validus Holdings, Ltd.

Expected Ratings*	Baa2 (Moody’s) / BBB- (Standard & Poor’s) (stable / positive)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date	January 21, 2010

Settlement Date (T+3 days)	January 26, 2010

Maturity Date	January 26, 2040

Coupon	8.875%

Aggregate Principal Amount	$250,000,000

Price to Investors	98.71%

Underwriting Discount	0.875%

Net Proceeds	$244,587,500

Pricing Benchmark	4.50% UST due 08/15/2039

Benchmark Treasury Price and Yield	99-31; 4.502%

Spread to Benchmark	T+449.8 basis points

Re-offer Yield	9.00%

Interest Payment Dates	Semi-annually on each January 26 and July 26, commencing July 26, 2010 and ending on the Maturity Date

Record Dates	January 15 and July 15 of each year

Day Count Convention	30/360

Denominations	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Make Whole Call Spread	50 basis points

Use of Proceeds	General corporate purposes, which may include the repurchase of outstanding capital stock, dividends to shareholders and/or potential acquisitions. The issuer currently has no agreements or letters of intent to make any acquisitions.

Joint Bookrunners	Goldman, Sachs & Co. Deutsche Bank Securities Inc. J.P. Morgan Securities Inc.

Co-Managers	CALYON ING SunTrust Robinson Humphrey Scotia Capital Comerica Securities BNP PARIBAS HSBC Lloyds TSB Corporate Markets

CUSIP Number	91915W AB8

ISIN Number	US91915WAB81

*	Note: A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement for this offering and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the preliminary prospectus supplement may be obtained from Goldman, Sachs & Co. by calling toll-free at (866) 471-2526, Deutsche Bank Securities Inc. at (800) 503-4611 or J.P. Morgan Securities Inc. at (212) 834-4533.
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